XAI Octagon Floating Rate & Alternative Income Term Trust

321 North Clark Street, Suite 2430

Chicago, Illinois 60654

March 7, 2019

Raymond Be

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	XAI Octagon Floating Rate & Alternative Income Term Trust –
Registration Statement on Form N-2 (File Nos. 333-227640 and 811-23247)

Dear Mr. Be:

        In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, XAI Octagon Floating Rate & Alternative Income Term Trust (the “Trust”) hereby requests acceleration of the effective date of the Trust’s Registration Statement on Form N-2 (File Nos. 333-227640 and 811-23247), so that it may become effective at 12:00 p.m., Eastern time, on Tuesday, March 12, 2019, or as soon as practical thereafter.

Sincerely,

XAI OCTAGON FLOATING RATE & ALTERNATIVE INCOME TERM TRUST

By:	/s/ John P. McGarrity
John P. McGarrity Secretary